K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 26, 2016

VIA EDGAR

Ms. Lauren Sprague

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds (File Nos. 333-53432 and 811-10263)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Sprague:

The following are responses to the comments that we received from you by telephone on April 13, 2016 regarding Post-Effective Amendment No. 62 (“PEA 62”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on February 26, 2016. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Funds’ prospectus included in PEA 62.

The changes to the Funds’ prospectus, as described below, will be included in Post-Effective Amendment No. 63 to the Registrant’s Registration Statement, to be filed on April 29, 2016.

Prospectus

All Funds

1.

For each Fund that is subject to a contractual fee waiver, please supplementally confirm that the contractual fee waiver is reflected in the Expense Example only for the period during which it is contractually bound to continue.

The Registrant supplementally confirms that for each Fund subject to a contractual fee waiver, the Expense Example reflects the contractual fee waiver for only the period during which it is contractually bound to continue.

Securities and Exchange Commission April 26, 2016 Page 2

2.

For each Fund that includes in the performance table a composite index (i.e., Target Date Funds and Asset Allocation Funds), please reorder the indexes in the table so that the broad-based securities market index required to be disclosed by Item 4(b)(2) of Form N-1A appears first.

The Registrant has made this requested edit.

3.

For Funds with an 80% policy, please consider editing the text of the disclosure under the “Principal Investment Strategies” heading to read: “The Fund invests mainly (at least, and typically more than, 80% of its net assets, plus borrowings for investment purposes, if any) . . . .”

The Registrant has made this requested edit. The text of the disclosure now reads:

“The Fund invests mainly (at least, and typically more than, 80% of its net assets, plus borrowing for investment purposes, if any~~, and typically more~~) in investment grade fixed-income securities. The Fund’s portfolio is diversified among a large number of companies across different industries and economic sectors.”

4.	For all Funds using the multimanager structure, please disclose how the adviser determines the allocation of assets among the Fund’s sub-advisers.

The Registrant has revised the subject disclosure as follows:

“The Fund uses a multi-manager approach, using two or more Sub-Advisers that each manages a portion of its portfolio under the oversight of the Adviser. The Sub-Advisers practice different investment styles and make investment decisions for the Fund based on an analysis of differing factors, such as interest rates, yield curve positioning, yield spreads, duration, sectors, credit ratings or fundamental issuer selection. The Adviser recommends sub-adviser selections to the Fund’s Board and determines allocations of Fund assets among Sub-Advisers based on a variety of qualitative and quantitative factors in an attempt to maximize return across the entire portfolio while minimizing risk to the extent possible. Buy and sell decisions are made at the discretion of each individual Sub-Adviser with regard to the portion of the Fund’s portfolio that they manage in accordance with their investment strategies and processes.”

GuideStone Funds MyDestination 2005 Fund

5.	In the last sentence of the fourth bullet point under the “Principal Investment Strategies” heading, please make “Fund” lowercase in the clause reading “merger with another Fund . . . .”

The Registrant has made this requested edit.

Securities and Exchange Commission April 26, 2016 Page 3

6.

In the fifth bullet point under the “Principal Investment Strategies” heading, please indicate what the asset mix is based on. For example, if it is based on the target retirement date of the Fund, please state it as such.

The asset mix is based on the target retirement date of the Fund. The disclosure now reads:

“The Adviser establishes the asset mix of the Fund based on the target retirement date, and selects the underlying investments in which to invest using its proprietary investment process, which is based on fundamental research regarding the investment characteristics of each asset class and the Select Funds, as well as its outlook for the economy and financial markets.”

7.	Please clarify what the term “other investments” includes in the fifth bullet point under the “Principal Investment Strategies” heading.

The Registrant has deleted the term “other investments” from this disclosure, as follows:

“The Adviser establishes the asset mix of the Fund based on the target retirement date and selects the underlying investments in which to invest using its proprietary investment process, which is based on fundamental research regarding the investment characteristics of each asset class and the Select Funds ~~or other investments~~, as well as its outlook for the economy and financial markets.”

8.	Please provide an explanation of how the Fund defines the term “longer duration” in the third bullet point under the “Principal Investment Risks” heading.

The Registrant defines the term “longer duration” to mean greater than seven years. The disclosure has been updated as follows:

“Because the Fund owns Select Funds that invest in fixed-income securities with longer durations (i.e., greater than seven years), the Fund’s investments in those Select Funds may be more sensitive to changes in interest rates. Duration measures the expected life of a fixed-income security and its sensitivity to changes in interest rates. The longer the Select Fund’s dollar-weighted average duration, the more sensitive that Select Fund will be to interest rate changes as compared to funds with shorter dollar-weighted average durations.”

9.	Please clarify what the term “other investments” includes in the last bullet point under the “Principal Investment Risks” heading.

The Registrant deleted the term “other investments” from the disclosure because it is not applicable. The only other investment companies in which the Fund invests as a principal strategy are the Select Funds. The disclosure now reads:

Securities and Exchange Commission April 26, 2016 Page 4

“Because the Fund indirectly pays a portion of expenses incurred by the Select Funds ~~and other investments~~ in which it invests, in addition to paying its own expenses, the overall cost of investing in the Fund may be higher than investing in the individual Select Funds ~~or other investments~~ directly.”

10.	Please apply these comments, if applicable, to the other Target Date Funds.

These comments have been made to the other Target Date Funds, where applicable.

GuideStone Funds Conservative Allocation Fund

11.

Please confirm whether the “Fee waiver & expense reimbursement” line item in the Annual Operating Expenses table is applicable to this Fund. If not, remove the line item. Otherwise, include the footnote and disclosure regarding the fee waiver contract required by Instruction 3(e) to Item 3 of Form N-1A.

The Registrant has removed the line item as it is not applicable to this Fund.

GuideStone Funds Balanced Allocation Fund

12.

Please confirm that the contractual fee waiver, if applicable, will reduce the Fund’s operating expenses for at least one year. Include the footnote and disclosure regarding the fee waiver contract required by Instruction 3(e) to Item 3 of Form N-1A.

The Registrant has removed the line item as it is not applicable to this Fund.

GuideStone Funds Money Market Fund

13.

Please supplementally confirm for the Staff whether changes in the annual fund operating expenses resulting in the restatement are limited to the Fund’s conversion to a government money market fund in 2016.

The changes in the annual fund operating expenses in the restatement are the result of a reduction in the advisory fee in connection with the Fund’s conversion to a government money market fund in 2016.

Securities and Exchange Commission April 26, 2016 Page 5

14.

Please supplementally confirm whether any person or entity has committed to providing financial support to the Fund. If yes, confirm that it will be for a term of at least one year, and please confirm whether the agreement was filed as an exhibit to the Fund’s N-1A. If no such agreement is in effect, please add the disclosure required by Item 4(b)(1)(ii)(C) of Form N-1A.

The Registrant supplementally confirms that no such agreement is in effect and it has updated the prospectus to include the disclosure required by Item 4(b)(1)(ii)(C):

“You may lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.”

15.	Please remove the reference to 2015 in the last bullet under the “Principal Investment Risks” heading.

The Registrant has made this requested edit. The last bullet has been revised as follows:

“New requirements for money market funds will take effect over the course of ~~2015 and~~ 2016, which structurally change the way that certain money market funds will be required to operate. When implemented, ~~that~~ those changes may affect the Fund’s investment strategies, fees and expenses, portfolio and share liquidity and return potential.”

16.	Please include the following text in the narrative preceding the bar chart and table:

“Prior to May 1, 2016, the Fund operated as a prime money market fund and invested in certain types of securities that the Fund is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment had been in effect during the period prior to the Fund’s conversion to a government money market fund.”

The Registrant has included the disclosure as follows:

“Prior to May 1, 2016, the Fund operated as a “prime money market fund” and invested in certain types of securities that it is no longer permitted to hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.”

Securities and Exchange Commission April 26, 2016 Page 6

GuideStone Funds Global Bond Fund

17.	Please include the footnote and disclosure regarding the fee waiver contract required by Instruction 3(e) to Item 3 of Form N-1A.

This line item has been revised as “Fee waiver” rather than “Fee waiver & expense reimbursement.” It is applicable to the Fund and, as described in footnote 1 to the fee table, reflects the contractual obligation of the investment adviser and/or its affiliates to waive the shareholder service fees attributable to the Fund’s cash balances invested in the Money Market Fund.

The footnote has been edited as follows:

“(1) ~~The “Fee waiver” includes the waiver of~~ The Adviser and/or its affiliates have agreed to waive shareholder service fees attributable to the Fund’s investment of cash balances in the Money Market Fund through April 30, 2017.”

18.

Because the Fund has “global” in its name, please disclose that this Fund normally will invest a significant portion (e.g., at least 40%) of its assets outside the U.S. or explain how the Fund’s investments will be tied to a number of different countries throughout the world. See Final Rule: Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) (“Names Rule Adopting Release”).

In footnote 42 of its release adopting Rule 35d-1 under the 1940 Act (Release No. IC-24828; File No. S7-11-97) (“Adopting Release”), the Commission stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. The Fund states in its “Principal Investment Strategies” section that it “invests in globally diversified fixed-income securities and rotates portfolio allocations among global sectors, including . . . High yield and investment grade corporate securities located in non-U.S. developed and emerging markets.” The Registrant confirms that such disclosure evidences the Fund’s intent to make investments in a number of different countries throughout the world. Accordingly, the Registrant submits that the inclusion of the term “global” in the Fund’s name is appropriate and consistent with the position stated by the Commission in the Adopting Release. Therefore, the Registrant believes that further disclosure is unnecessary and respectfully declines the Staff’s comment.

19.	Please consider including a value-oriented investment risk factor in the “Principal Investment Risks” section because the sub-adviser implements a value-oriented investment strategy.

Securities and Exchange Commission April 26, 2016 Page 7

After considering the Staff’s comment, the Registrant has determined to delete the reference to “value-oriented” in the Prospectus Summary. Accordingly, a related risk factor is not included in the “Principal Investment Risks” section.

GuideStone Funds Defensive Market Strategies Fund

20.	Please consider providing a brief description of a convertible security in the fifth bullet point under the “Principal Investment Strategies” heading.

The Registrant has made this requested edit. The revised text appears as follows:

“The Convertible Bond Strategy involves investments in convertible securities. A convertible security is a security—usually a bond or a preferred stock—that can be converted into a different security, typically shares of the company’s common stock. While the Fund has broad discretion to invest in all types of convertible securities of U.S. issuers, the Fund focuses primarily on investments in convertible bonds. . . .”

21.	Please confirm that any dividend or interest expense on securities sold short will be included in the “Other Expenses” caption in the fee table.

The Registrant confirms that, to the extent the Fund engages in short sales, any dividend or interest expenses related to securities sold short that equal one basis point or more will be will be included as a sub-caption to the “Other expenses” line item of the Fund’s fee table. Dividend or interest expenses related to securities sold short that amount to less than one basis point will be included in the “Other expenses” line item of the Fund’s fee table.

22.	Please consider re-wording in plain English the first sentence in the seventh bullet point under the “Principal Investment Strategies” regarding options.

The Registrant has revised the referenced sentence as follows:

“The Option Equity Strategy seeks to capture the potential value embedded ~~imbedded~~ in the pricing of equity index options~~’ pricing~~ (i.e., the expected difference between the exercise price of the option and the current market price of the index), while holding a portfolio that ~~is~~ has lower volatility than the broader U.S. equity markets.”

23.	If the Fund intends to invest heavily in a particular economic sector or sectors, please disclose this in the “Principal Investment Strategies” section.

The Registrant has added the following disclosure:

“From time to time, based on market or economic conditions, the Fund may have significant positions in one or more sectors of the market.”

Securities and Exchange Commission April 26, 2016 Page 8

GuideStone Funds Equity Index Fund

24.

In the “Principal Investment Strategies” section, the Fund states that it will “invest substantially all (at least 80%) of its total assets in the equity securities (primarily common stocks) of the companies that make up the S&P 500 Index . . .” Please clarify whether “substantially all” means more than 80%.

The Registrant has changed the disclosure to read:

“Under normal market conditions, the Fund will invest substantially all, and normally ~~(~~at least 80%~~)~~, of its total assets . . . .”

25.	Please disclose the method the Fund uses to track the S&P 500 Index (e.g., sampling or full replication).

To track the S&P 500 Index, the Fund utilizes the replication method, but it excludes any securities which are not permitted investments under the Fund’s social investment policies and restrictions (as described in the prospectus, the Fund may not invest in any company that is publicly recognized, as determined by GuideStone Financial Resources, as being in the liquor, tobacco, gambling, pornography or abortion industries, or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources).

The Registrant has made the following edit:

“The Fund is passively managed, which means it tries to duplicate the investment composition and performance of the S&P 500® Index using computer program and statistical procedures. As a result, the Sub-Adviser(s) does not use traditional methods of fund investment management for the Fund, such as selecting securities on the basis of economic, financial and market analysis. Rather, the Sub-Adviser(s) buys and sells securities in response to changes in the S&P 500® Index. The Fund generally uses a replication method to track the S&P 500® Index, but may exclude securities from time to time as required by the Fund’s social investment policies and restrictions. Because the Fund has fees and transaction expenses (while the S&P 500® Index has none), returns are likely to be below those of the S&P 500® Index.”

26.

Please advise whether derivatives may be counted for purposes of the Fund’s 80% test, and, if so, how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used for purposes of determining compliance with the Fund’s 80% test.

The Registrant confirms that derivatives may be counted for purposes of the Fund’s 80% test and that the derivatives will be valued at marked-to-market value for this purpose.

Securities and Exchange Commission April 26, 2016 Page 9

GuideStone Funds Real Estate Securities Fund

27.	Please include the footnote and disclosure regarding the fee waiver contract required by Instruction 3(e) to Item 3 of Form N-1A.

This line item has been revised as “Fee waiver” rather than “Fee waiver & expense reimbursement.” It is applicable to the Fund and, as described in footnote 1 to the fee table, reflects the contractual obligation of the investment adviser and/or its affiliates to waive the shareholder service fees attributable to the Fund’s cash balances invested in the Money Market Fund.

The footnote has been edited as follows:

“(1) ~~The “Fee waiver” includes the waiver of~~ The Adviser and/or its affiliates have agreed to waive shareholder service fees attributable to the Fund’s investment of cash balances in the Money Market Fund through April 30, 2017.”

28.	In the “Principal Investment Strategies” section, please include disclosure explaining how a sub-adviser makes a decision to sell a security from the Fund.

The Registrant has included the following disclosure:

“A Sub-Adviser may sell a security when it no longer is deemed to meet these criteria, or when other opportunities appear more attractive.”

GuideStone Funds Growth Equity Fund

29.	The Staff notes the acquired fund fees and expenses line item in the fee table. Please explain supplementally whether investing in other funds is a principal investment strategy of the Fund.

Investing in other funds is not a principal investment strategy of the Fund. The Acquired fund fees and expenses line item reflects expenses of the Fund’s cash sweep arrangement.

30.	Please include the footnote and disclosure regarding the fee waiver contract required by Instruction 3(e) to Item 3 of Form N-1A.

This line item has been revised as “Fee waiver” rather than “Fee waiver & expense reimbursement.” It is applicable to the Fund and, as described in footnote 1 to the fee table, reflects the contractual obligation of the investment adviser and/or its affiliates to waive the shareholder service fees attributable to the Fund’s cash balances invested in the Money Market Fund.

The footnote has been edited as follows:

Securities and Exchange Commission April 26, 2016 Page 10

“(1) ~~The “Fee waiver” includes the waiver of~~ The Adviser and/or its affiliates have agreed to waive shareholder service fees attributable to the Fund’s investment of cash balances in the Money Market Fund through April 30, 2017.”

GuideStone Funds Small Cap Equity Fund

31.	In the first bullet point under the “Principal Investment Strategies” heading, market capitalization figures are provided as of May 29, 2015. Please consider updating this information.

The next reconstitution date for Russell 2000® Index will occur after the effective date of the prospectus, and therefore, more recent market capitalization figures are not available.

GuideStone Funds International Equity Index Fund

32.

The fourth to last bullet under the “Principal Investment Strategies” heading refers to the social investment policies and restrictions of the Registrant. Please elaborate or provide a cross-reference to the relevant section in the Fund’s prospectus.

The Registrant has provided the following cross-reference to the social investment policies and restrictions of the Registrant:

“The correlation between the Fund’s performance and the MSCI EAFE Index is expected to be greater than 98%. However, it could be lower in certain market environments and due to certain stocks that may be excluded from the Fund’s portfolio because of social investment policies and restrictions (100% would indicate a perfect correlation). See the section entitled “Additional Information Regarding the Funds” for more information on the Fund’s social investing restrictions.”

GuideStone Funds International Equity Fund

33.

Please advise whether the foreign currency exchange contracts and other derivatives may be counted for purposes of the Fund’s 80% test, and, if so, how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used for purposes of determining compliance with the Fund’s 80% test.

The Registrant confirms that derivatives with equity securities as reference assets may be counted for purposes of the Fund’s 80% test and that they will be valued at marked-to-market value for this purpose.

Securities and Exchange Commission April 26, 2016 Page 11

GuideStone Funds Global Natural Resources Fund

34.

Because the Fund has “global” in its name, please disclose that this Fund normally will invest a significant portion (e.g., at least 40%) of its assets outside the U.S. or explain how the Fund’s investments will be tied to a number of different countries throughout the world. See “Names Rule Adopting Release.”

In footnote 42 of its release adopting Rule 35d-1 under the 1940 Act (Release No. IC-24828; File No. S7-11-97) (“Adopting Release”), the Commission stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. The Fund states in its “Principal Investment Strategies” section that it “invests in securities of issuers from a number of different countries,” “may invest in equity securities of issuers located throughout the world and in countries having economies and markets generally considered to be developed, but may also invest in equity securities of foreign companies located in emerging markets,” and “generally intends to remain diversified across countries and geographic regions.” The Registrant confirms that such disclosure evidences the Fund’s intent to make investments in a number of different countries throughout the world. Accordingly, the Registrant submits that the inclusion of the term “global” in the Fund’s name is appropriate and consistent with the position stated by the Commission in the Adopting Release. Therefore, the Registrant believes that further disclosure is unnecessary and respectfully declines the Staff’s comment.

Statutory Prospectus

35.	Consider revising the “Related Performance Information” heading to read “Related Performance Information of Adviser.”

The Registrant respectfully declines to accept this comment because the “Related Performance Information” section relates to performance of a single predecessor pool that was managed by a Sub-Adviser. Therefore, the suggested change to the heading would not be accurate.

Securities and Exchange Commission April 26, 2016 Page 12

*            *             *            *            *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9082.

Sincerely,

/s/ Fatima Sulaiman

Fatima Sulaiman

cc:	Melanie Childers

   GuideStone Capital Management, LLC

Matt Wolfe

   GuideStone Capital Management, LLC